Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Expressed in thousands of U.S. dollars - audited)

BITFARMS LTD.

2	Page

BITFARMS LTD.

MANAGEMENT’S REPORT FOR FINANCIAL REPORTING

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, which includes making significant accounting judgments and estimates in accordance with International Financial Reporting Standards, selecting appropriate accounting principles and methods, and making decisions that affect the measurement of transactions.

Management, under the supervision of the Company’s Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of the Company’s ICFR, as at December 31, 2022, in accordance with the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management, under the supervision of the CEO and CFO, has concluded that the Company’s ICFR, as at December 31, 2022, were effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements for external purposes in accordance with International Financial Reporting Standards.

The Board of Directors (the “Board”) and the Audit Committee of the Board are composed of a majority of independent directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the consolidated financial statements.

The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and independent auditors. The Audit Committee has the responsibility of meeting with management and independent auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is also responsible for recommending the appointment of the Company’s independent auditors.

PricewaterhouseCoopers LLP, the Independent Registered Public Accounting Firm of the Company, has been appointed by the shareholders to audit the consolidated financial statements as of December 31, 2022 and 2021 and for the years then ended and report directly to them. Their report follows. The independent auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

/s/ Geoffrey Morphy	/s/ Jeffrey Lucas
President & Chief Executive Officer	Chief Financial Officer

3	Page

BITFARMS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB IDENTIFICATION #271)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitfarms Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bitfarms Ltd. and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss and comprehensive profit or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

March 20, 2023

We have served as the Company’s auditor since 2020

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

4	Page

BITFARMS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars - audited)

		As of December 31,	As of December 31,
	Notes	2022	2021
Assets
Current
Cash	6	30,887	125,595
Trade receivables	7	701	1,038
Other assets	8	4,512	3,225
Short-term prepaid expenses		12,921	3,202
Taxes receivable		12,142	—
Digital assets	9	4,635	66,031
Digital assets - pledged as collateral	9, 16, 17	2,070	86,825
Assets held for sale	10	1,220	1,211
		69,088	287,127
Non-current
Property, plant and equipment	12, 29	219,428	136,850
Right-of-use assets	18	16,364	9,397
Long-term deposits, equipment prepayments and other	14	38,185	86,681
Intangible assets	13	33	1,681
Goodwill	5, 11	—	16,955
Deferred tax asset	19	—	3,896
Total assets		343,098	542,587
Liabilities
Current
Trade payables and accrued liabilities	15	20,541	14,480
Current portion of long-term debt	17	43,054	10,257
Current portion of lease liabilities	18	3,649	4,346
Credit facility	16	—	60,002
Taxes payable		—	12,093
		67,244	101,178
Non-current
Long-term debt	17	4,093	910
Lease liabilities	18	14,215	9,227
Asset retirement provision	20	1,979	239
Deferred tax liability	19	—	8,451
Total liabilities		87,531	120,005
Shareholders’ equity
Share capital		429,120	378,893
Contributed surplus		65,512	43,704
Accumulated deficit		(239,065)	(15)
Total equity		255,567	422,582
Total liabilities and equity		343,098	542,587

Should be read in conjunction with the notes to the consolidated financial statements

March 20, 2023	/s/ Nicolas Bonta	/s/ Geoffrey Morphy	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

5	Page

BITFARMS LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - audited)

		Year ended December 31,
	Notes	2022	2021

Revenues	9, 29	142,428	169,491
Cost of revenues	28	131,910	58,371
Gross profit		10,518	111,120

Operating expenses
General and administrative expenses	28	51,506	43,238
Realized loss on disposition of digital assets	9	150,810	289
Change in unrealized (gain) loss on revaluation of digital assets	9	(2,166)	4,861
Loss (gain) on disposition of property, plant and equipment		1,277	(848)
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	11	75,213	1,800
Impairment on goodwill	11	17,900	—
Impairment reversal on property, plant and equipment	11	—	(1,860)
Operating (loss) income		(284,022)	63,640
Net financial (income) expenses	28	(27,560)	21,003
Net (loss) income before income taxes		(256,462)	42,637
Income tax (recovery) expense	19	(17,412)	20,507
Net (loss) income and total comprehensive (loss) income		(239,050)	22,130

Earnings (loss) per share	26
Basic		(1.15)	0.14
Diluted		(1.15)	0.13

Weighted average number of common shares outstanding	26
Basic		207,776,000	157,652,000
Diluted		207,776,000	169,392,000

Should be read in conjunction with the notes to the consolidated financial statements

6	Page

BITFARMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - audited)

	Notes	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total equity
Balance as of January 1, 2022		194,806,000	378,893	43,704	(15)	422,582
Net loss		—	—	—	(239,050)	(239,050)
Share-based payment	27	—	—	21,788	—	21,788
Issuance of common shares and warrants	21	29,324,000	54,086	35	—	54,121
Deferred tax expense related to equity issuance costs	19	—	(3,895)	—	—	(3,895)
Exercise of stock options	27	70,000	36	(15)	—	21
Balance as of December 31, 2022		224,200,000	429,120	65,512	(239,065)	255,567

Balance as of January 1, 2021		88,939,000	32,004	5,588	(22,145)	15,447
Net income		—	—	—	22,130	22,130
Share-based payment	27	—	—	22,585	—	22,585
Issuance of common shares and warrants	21	64,526,000	229,712	30,228	—	259,940
Conversion of long-term debt	17	8,475,000	5,110	(110)	—	5,000
Deferred tax recovery related to equity issuance costs	19	—	4,287	—	—	4,287
Exercise of warrants and stock options	27	32,866,000	107,780	(14,587)	—	93,193
Balance as of December 31, 2021		194,806,000	378,893	43,704	(15)	422,582

Should be read in conjunction with the notes to the consolidated financial statements

7	Page

BITFARMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - audited)

		Year ended December 31,
	Notes	2022	2021
			(Revised - Note 3e)
Cash flows from (used in) operating activities
Net income (loss)		(239,050)	22,130
Adjustments for:
Depreciation and amortization	28	72,420	24,476
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	11	75,213	1,800
Impairment reversal on property, plant and equipment	11	—	(1,860)
Impairment on goodwill	11	17,900	—
Net financial (income) expenses	28	(27,560)	21,003
Digital assets mined	9	(138,985)	(164,393)
Proceeds from sale of digital assets mined	9	158,674	6,387
Realized loss on disposition of digital assets	9	150,810	289
Change in unrealized (gain) loss on revaluation of digital assets	9	(2,166)	4,861
Share-based payment	27	21,788	22,585
Income tax expense (recovery)	19	(17,412)	8,842
Loss (gain) on disposition of property, plant and equipment		1,277	(848)
Interest and financial expenses paid		(17,724)	(3,981)
Income taxes paid		(14,957)	—
Changes in non-cash working capital components	30	(3,978)	15,390
Net change in cash related to operating activities		36,250	(43,319)

Cash flows used in investing activities
Purchase of property, plant and equipment		(153,138)	(108,161)
Proceeds from sale of property, plant and equipment		10,500	1,109
Purchase of marketable securities	28	(150,730)	(6,692)
Proceeds from disposition of marketable securities	28	202,379	12,841
Purchase of digital assets	9	(43,237)	—
Proceeds from sale of digital assets purchased	9	21,055	—
Acquisition through business combination	5	—	(23,000)
Equipment and construction prepayments and other		(41,840)	(85,095)
Net change in cash related to investing activities		(155,011)	(208,998)

Cash flows from financing activities
Issuance of common shares and warrants	21	54,086	259,174
Exercise of warrants and stock options	21, 27	21	63,317
Repayment of credit facility	16	(100,000)	—
Repayment of lease liabilities	18	(6,077)	(4,233)
Repayment of long-term debt	17	(31,221)	(20,499)
Proceeds from long-term debt	17	67,201	14,227
Proceeds from credit facility	16	40,000	60,000
Net change in cash related to financing activities		24,010	371,986

Net increase (decrease) in cash		(94,751)	119,669
Cash, beginning of the year		125,595	5,947
Exchange rate differences on currency translation		43	(21)
Cash, end of the year		30,887	125,595

Should be read in conjunction with the notes to the consolidated financial statements

8	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 1: NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company mainly consist of cryptocurrency mining and are divided into multiple jurisdictions described in Note 29 “Geographical Information”. The Company’s operations are currently predominantly in Canada and the United States, with new operations having commenced in Paraguay and Argentina in 2022. 9159-9290 Quebec Inc. (“Volta”), a wholly owned subsidiary, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec. Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the BTC Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing Computational power (measured by hashrate) which it sells to Mining Pools, for a formula driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, pools compensate Mining Companies for their hashrate based on what the pool would be expected to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. Mining Pools generate revenue by Mining with purchased hashrate through the accumulation of Block Rewards and transaction fees issued by the BTC network. Mining pools are purchasing hashrate and take on risk with the aim to mine more blocks than they should in a given time period in seek of profit. The common shares of the Company are listed under the trading symbol BITF on the Nasdaq and Toronto Stock Exchange exchanges.

Terms and definitions

In these financial statements, the following terms shall have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	BTC	Bitcoin
7	BVVE	Blockchain Verification and Validation Equipment
8	CAD	Canadian Dollars
9	USD	U.S. Dollars
10	ARS	Argentine Pesos

9	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 2: LIQUIDITY

Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, delays in the delivery of mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows for the twelve-month period, based on BTC market factors, including price, difficulty and network hashrate, as of the date these consolidated financial statements were authorized for issuance, indicate that it will generate positive cash flow in excess of required interest and principal payments due within the twelve-month period on its long-term debt. In December 2022, the Company renegotiated its 48,000 unit purchase agreements, extinguishing any future commitment related to the delivery and payment of BVVE, without penalty. Any prepaid deposits will be carryforward until the end of 2023 and be applied against future purchase agreements.

On February 18, 2022, Backbone Mining entered into a $32,000 equipment financing facility with BlockFi Lending LLC (“BlockFi”). Backbone Mining owns or leases the assets of Bitfarms’ 20-megawatt active crypto mining facilities in the State of Washington. The loan is secured by certain assets of Backbone Mining, including its Miners and certain BTC produced by those Miners and is recourse only against Backbone Mining.

As of December 31, 2022, the fair value of the assets collateralizing the loan is estimated by Backbone Mining to be approximately $5,000, while the outstanding principal and interest is approximately $20,000.

During December 2022, the Company ceased making installment payments, which constituted a default under the loan agreement and entitled BlockFi to exercise various rights and remedies against Backbone Mining and in respect of the collateral. As of December 31, 2022, BlockFi did not exercise rights or remedies against the Company as a result of the default and the loan was classified as current.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,578. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners, were unencumbered.

At current BTC prices, the Company’s existing cash resources and the proceeds from any sale of its treasury and mined BTC will not be sufficient to fund its capital investments to support its growth objectives. If the BTC price does not increase, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company was unable to obtain such financing, or if funds from operations and proceeds from any sale of the Company’s BTC holdings continue to be negatively impacted by the BTC price, the Company may have difficulty meeting its payment obligations.

10	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 20, 2023.

The consolidated financial statements have been prepared on a cost basis, except for derivative financial instruments and digital assets that are measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

b.	Significant accounting policies

Presentation of profit and loss

The Company has elected to present the profit or loss items using the function of expense method.

The operating cycle

The operating cycle of the Company is to mine digital assets and then routinely deposit them into custody, or convert them to fiat currency as needed. The Company’s activities have a one year operating cycle. Accordingly, the assets and liabilities are classified in the statement of financial position as current assets and liabilities based on the Company’s operating cycle.

Consolidated financial statements

These financial statements consolidate the Company’s subsidiaries from the date of acquisition until the date that control is lost. The subsidiaries are controlled by the Company, where control is achieved when the Company is exposed to or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The financial statements of the Company and its subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all subsidiaries of the Company. Significant intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

Cash

Cash consists of cash at banks, cash held in trust and short-term deposits with a maturity of less than three months.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses. The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

11	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Goodwill

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGUs”) or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A CGU or group of CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the CGU or group of CGUs may be impaired. If the recoverable amount of the CGU or group of CGUs is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU or group of CGUs and then to the other assets of the CGU or group of CGUs on a pro-rata basis of the carrying amount of each asset in the CGU or group of CGUs. An impairment loss recognized for goodwill is not reversed in a subsequent period. The Company has designated December 31 as the date for its annual impairment test.

Foreign currency translation

i.	Functional currency and presentation currency

The financial statements are presented in U.S. Dollars, which is the functional currency of the parent company, as well as the functional currency of Backbone, Backbone Argentina, Backbone Paraguay and Backbone Mining. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. The functional currency of Volta, a Canadian subsidiary, is the Canadian dollar.

The Company determines the functional currency of each subsidiary. Volta has a Canadian functional currency, and, as such, assets and liabilities are translated using the exchange rate in effect at each reporting date. Revenues and expenses are translated using the average exchange rates in effect for all periods presented. The resulting translation differences are included in other comprehensive income. The translation differences on foreign currency translation of Volta were immaterial for the years ended December 31, 2022 and December 31, 2021.

ii.	Transactions, assets and liabilities in foreign currency

Transactions in foreign currency are initially recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currency are subsequently translated into the functional currency at the exchange rate in effect at each reporting date. Exchange rate differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are included in profit or loss. Non-monetary assets and liabilities in foreign currency stated at cost are translated at the exchange rate in effect at the transaction date. Non-monetary assets and liabilities in foreign currency carried at fair value are translated at the exchange rate at the date on which the fair value was determined.

12	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

i.	Revenues from cryptocurrency mining

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form of cryptocurrency. Revenues from cryptocurrency mining are recognized when the computing power is provided to the mining pool. The Company measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency.

ii.	Revenues from hosting cryptocurrency mining equipment

The Company has entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is recognized as the Company meets its obligation of operating the hosted equipment over time. These contracts have been terminated as of December 31, 2021.

iii.	Revenue from electrical services

The Company, through Volta, sells electrical components and provides electrician installation for those components as well as repair and maintenance services. Revenues are recognized according to the stage of completion of the transaction as of the balance sheet date. The stage of completion is estimated based on the costs incurred for the transaction compared to the estimated cost of completion for the project. According to this method, revenues are recognized in the reporting period in which the services are provided. In the event that the outcome of the contract cannot be measured reliably, the revenues are recognized to the extent of the recoverable expenses incurred.

Any amounts received in advance for future services to be provided are recorded as deferred revenues (contract liability), grouped with trade payables and accrued liabilities, and recognized as revenue in profit or loss when the services are rendered.

13	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Digital assets

Cryptocurrency on hand at the end of a reporting period, if any, is classified as digital assets, and is accounted for under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income. Increases are recognized in profit or loss to the extent that they reverse a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by the price quoted on Coinmarketcap as of the reporting date.

The Company reports cryptocurrency on hand at the end of the reporting period as digital assets, which are classified as current assets as management has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company’s normal operating cycle. The Company presents cryptocurrency pledged as collateral separate from unencumbered cryptocurrency.

Income tax

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or loss or directly in shareholders’ equity.

i.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

ii.	Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes as long as the disposal of the investments in investees is not probable in the foreseeable future.

14	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. The determination is based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee applies a single recognition and measurement approach for all leases except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets (“ROU assets”) representing the right to use the underlying assets.

i.	ROU assets

The Company recognizes ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation period
Leased premises	Straight-line	4-10 years
Vehicles and other	Straight-line	3-5 years
BVVE and Electrical components	Sum of years	5 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset and is classified with property plant and equipment. Refer to the accounting policies of Property, plant and equipment in this note. The ROU assets are also subject to impairment. Refer to the accounting policies of Impairment of non-financial assets in this note.

15	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Leases (Continued)

ii.	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii.	Short-term leases and leases of low value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery, equipment and farming facilities (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Company also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Assets held for sale

Non-currents assets or a disposal group are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to their sale, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification. From the date of such initial classification, these assets are no longer depreciated and are presented separately as current assets at the lower of their carrying amount and fair value less costs to sell. The gain or loss on disposition of assets held for sale will only be presented separately in other comprehensive income (loss) when it qualifies as part of discontinued operations.

When an entity no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

16	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Property, plant and equipment

Property, plant and equipment are carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Property, plant and equipment are depreciated as follows:

Asset Class	Depreciation Method	Depreciation period
BVVE	Sum of years	5 years
Mineral assets *	N/A	N/A
Electrical equipment	Sum of years	5 years
Leasehold improvements	Straight-line	Shorter of the lease term and the expected life of the improvement
Buildings	Declining balance	4%
Vehicles	Declining balance	30%

* Since the acquisition of mineral assets in 2018, there has been no production.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

The sum of years depreciation method is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20.00%	13.33%	6.67%

Intangible assets

Intangible assets consist of acquired software and a below market lease acquired in a business combination used in the Company’s cryptocurrency mining operations. Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as of the acquisition date.

Intangible assets with a finite useful life are amortized over their useful lives using the sum of years method and are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

17	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Intangible assets (Continued)

Intangible assets are amortized as follows:

Asset Class	Depreciation Method	Depreciation period
Computer software	Sum of years	5 years
Favorable lease	Straight-line	Lease term

i.	Software

The Company’s assets include computer systems comprised of hardware and software. Certain hardware comes pre-installed with firmware. Without this firmware, the hardware could not function and therefore both the hardware and firmware are classified within property plant and equipment. In contrast, stand-alone software that adds functionality to the hardware is classified as an intangible asset.

The sum of years depreciation method for computer software is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20.00%	13.33%	6.67%

ii.	Favorable lease

The favorable lease acquired during the business acquisition is described in Note 5.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, and which has been identified as the management team that makes strategic decisions.

Impairment of non-financial assets

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the CGU to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as noted above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

18	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Financial instruments

i.	Financial assets

Initial recognition and measurement

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss in respect of which transaction costs are charged to profit or loss.

Subsequent measurement

Financial assets presented at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost includes trade receivables and certain items included in other assets. Net changes in financial assets measured at fair value are recognized in the statement of profit or loss.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. This category includes the 2021 embedded derivative arising from the repayment terms of the Dominion loan described in Note 17. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through the profit or loss category.

Impairment

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

19	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Financial instruments (Continued)

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified at initial recognition at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade payables and accrued liabilities, credit facility and long-term debt.

Subsequent measurement

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. Financial liabilities measured at fair value through profit or loss included a warrant liability, subject to the amendment of the warrant terms as described in Note 17 and the warrants issued in the private placements described in Note 21. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings.

iii.	Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to a third party to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

iv.	Derecognition of financial liabilities

Financial liabilities are derecognized when they are extinguished, which occurs when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash; providing other financial assets, goods or services, or is otherwise legally released from the liability.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

20	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Fair value measurement (Continued)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

Assets and liabilities measured at fair value, or whose fair value is disclosed are classified into categories within the fair value hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

Level	Definition
Level 1	Unadjusted quoted prices in an active market of identical assets and liabilities
Level 2	Non-quoted prices included in Level 1 that are either directly or indirectly observable
Level 3	Data that is not based on observable market information, such as valuation techniques without the use of observable market data

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Company expects that part or all of the expense will be refunded, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

Asset retirement provisions

These provisions relate to Backbone and Backbone Argentina’s legal obligation, in relation to its leased properties, to restore the properties to their original condition at the end of the lease period. The provisions are calculated at the present value of the expected costs to settle the obligations using estimated future cash flows discounted at a rate that reflects the risks specific to the obligations. Changes in the estimated future costs, or in the discount rate applied, are recorded as an adjustment of the cost of the related asset.

21	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

b.	Significant accounting policies (Continued)

Shared-based transactions

Transactions settled with equity instruments

The cost of employee services paid in equity instruments is measured at the fair value of the equity instruments as of the grant date. The fair value is determined using a generally accepted option pricing model. Equity settled transactions with other services providers are measured at the fair value of the goods or services received in return for the equity instruments. The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in contributed surplus during the period in which the performance and/or service conditions are to be satisfied and ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest.

Expenses related to grants that do not vest are not recognized. Grants where the fair value is determined at the date of the grant based on non-vesting market conditions are treated as vested, assuming all other vesting conditions (service and/or performance) were met.

When the Company modifies the terms of equity-settled transactions, an additional expense is recognized on the date of the modification and is calculated as the increase in the fair value of the compensation granted in excess of the original expense. Cancellation of equity settlement that has not vested is treated as if it had vested on the date of cancellation, with the unrecognized expense recognized immediately. However, if the cancellation is subsequently replaced by a new agreement and is designated as an alternative settlement, then it is treated as a modification of the original agreement as described above.

Earnings per share

Earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding during the period. Potential common shares are included in the calculation of diluted earnings per share if their effect dilutes earnings per share from continuing operations. Potential common shares that were converted during the period are included in diluted earnings per share only up to the conversion date, and from that date are included in basic earnings per share.

Share capital and issue of a unit of securities

Share capital represents the amount received on the issuance of shares, less issuance costs (net of tax).

The issue of a unit of securities involves the allocation of the proceeds received before issue expenses to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Fair value is then determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

22	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company as of January 1, 2022:

Amendments IFRS 3, Business Combinations (’‘IFRS 3’’)

Amendments to IFRS 3 are designed to: i) update its reference to the 2018 Conceptual Framework instead of the 1989 Framework; ii) add a requirement that, for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC Interpretation 21, Levies (“IFRIC 21”), the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date; and iii) add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Amendments to IAS 16, Property, Plant and Equipment (’‘IAS 16’’)

Amendments to IAS 16 prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use (i.e., proceeds received while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management). Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

Amendments to IFRS 9, Financial Instruments (’‘IFRS 9’’)

Amendments to IFRS 9 clarify which fees an entity includes when it applies the “10 per cent” test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

Amendments to IFRS 16, Leases (’‘IFRS 16’’)

Amendments to IFRS 16 remove the illustration of the reimbursement of leasehold improvements included in the Illustrative Example 13 of IFRS 16 since it does not explain clearly enough the conclusion as to whether the reimbursement would meet the definition of a lease incentive in IFRS 16.

The adoption of the amendments listed above did not have a significant impact on the Company’s consolidated financial statements.

23	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3: BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

d.	New accounting amendments issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2023 and thereafter, with an earlier application permitted:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

Amendments to IAS 1 change the requirements in IAS 1 with regard to disclosure of accounting policies. Applying the amendments, an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments to IAS 1 are made to explain how an entity can identify a material accounting policy.

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Amendments to IAS 8 replace the definition of a change in accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2024 and thereafter, with an earlier application permitted:

Amendments to IAS 1

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the consolidated financial statements, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require to disclose information about these covenants in the notes to the financial statements.

The Company is currently evaluating the impact of adopting the amendments on the Company’s financial statements.

e.	Comparative figures revised

Certain figures in the comparative period of the consolidated financial statements have been revised to conform to the current presentation. Specifically, within the consolidated statements of cash flows, cash flows related to the purchase and disposal of marketable securities were amended to be presented on a gross basis within investing activities, and as such, the financial statement line items “Purchase of marketable securities” and “Proceeds from disposition of marketable securities” were added in the current and comparative year, all within investing activities. Previously, such amounts were classified as a net cash flow within “Net financial (income) expenses” under operating activities. The revision between operating and investing activities was $6,149.

24	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to undertake several judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

a.	Judgements

Going concern

The Company has exercised judgment and used assumptions to determine that it will continue to operate as a going concern. Judgments and estimates were used in determining the Company’s future estimated cash flows for the twelve-month period following December 31, 2022, based on BTC market factors, including price, difficulty and network hashrate. Due to the sensitivity of cash flows to market conditions, small changes in these assumptions may give rise to the determination that there are material uncertainties.

Revenue recognition

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for accounting for the revenue recognition from cryptocurrency mining as well as subsequent measurement of cryptocurrency held. Management has determined that revenues should be recognized as the fair value of cryptocurrencies received in exchange for mining services on the date that cryptocurrencies are received and subsequently measured as an intangible asset. Management has exercised significant judgement in determining the appropriate accounting treatment. In the event authoritative guidance is issued by the International Accounting Standards Board, the Company may be required to change its accounting policies, which could have a material effect on the Company’s financial statements.

b.	Estimates and assumptions

Leases

The application of IFRS 16 requires the Company to make judgments and estimates that affect the valuation of the lease liabilities and the valuation of ROU assets. These include the determination of contracts in scope of IFRS 16, the lease term and the interest rate used for discounting future cash flows.

The Company measures the lease liability at the present value of the lease payments using the implicit interest rate in the lease at the commencement of a new lease or when a lease is modified. If the rate cannot be readily determined, the Company evaluates its incremental borrowing cost using assumptions and estimates.

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company has the option under some of its leases to lease the assets for additional terms of three to ten years. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew and it considers all relevant factors that create an economic incentive for it to exercise the renewal.

25	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

b.	Estimates and assumptions (Continued)

Leases (Continued)

After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Company included the renewal period as part of the lease term for leases of most farming facilities due to the significance of these assets to its operations. The Company has not included renewal periods for farming facilities beginning 10 years from the commencement of the lease.

Property, plant and equipment and intangible assets

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes based on additional available information are accounted for prospectively as a change in accounting estimate.

Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU or group of CGUs. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU or group of CGUs to which goodwill has been allocated.

The value in use calculation requires management to estimate future cash flows expected to arise from the CGU or group of CGUs and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are the revenue per terahash, energy prices, discount rate and the terminal value.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable. The value in use is categorized as Level 3 in the fair value hierarchy described under IFRS 13, Fair Value Measurement, as one or more key assumption used is based on unobservable data requiring the use of judgement.

When using the value in use approach, cash flows for each CGU or group of CGUs are derived from the budget for the upcoming year, which is approved on an annual basis by members of the Company’s Board of Directors, and a long-term forecast prepared by management, which covers an additional period from 4 to 5 years. The discount rate is derived from the Company’s pre-tax weighted average cost of capital and is adjusted, where applicable, to take into account any specific risks. When applicable, management estimated the terminal value of the Miners included in the CGU for the purposes of the impairment testing to be the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate for a period of time. The main assumptions used for the goodwill impairment testing are disclosed in Note 11.

26	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

b.	Estimates and assumptions (Continued)

Impairment and reversal of impairment of non-financial assets

The Company reviews the need for recording impairment of mineral assets, as detailed in Note 11, for which purpose it engaged an independent external appraiser to assist in determining the value of the assets. The fair value was determined through use of the market approach, which includes analyzing similar and comparable mineral properties and making adjustments for differences between those properties and the subject among certain identifiable parameters.

Management exercised significant judgement in estimating the inputs used to determine the value in use of its equipment and construction prepayments, property, plant and equipment, right-of-use assets and intangible assets. When there is any indication that any tangible and intangible assets other than goodwill have incurred an impairment loss, the determination of the recoverable amount of such tangible and intangible assets other than goodwill requires management to estimate cash flows expected to arise from these assets and a suitable discount rate in order to calculate the present value in a manner described above for goodwill.

Long-term debt

The Company entered into a secured debt financing facility with Dominion Capital LLC consisting of four equal loan tranches in 2020. Upon the drawdown of each loan tranche, management exercised significant judgement in determining the effective interest rates and the fair market value of the warrants issued in connection with each tranche. Management also exercised significant judgement in determining the fair market value of the embedded derivative, which was derecognized in 2021.

27	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 5: BUSINESS COMBINATION

On November 9, 2021, the Company acquired a cryptocurrency mining facility in Washington State through its wholly-owned subsidiary, Backbone Mining, comprising land, buildings, 17 megawatts of electrical infrastructure, power purchase agreements totaling 12 megawatts and in-process power purchase agreement applications totaling 12 megawatts with a local hydro-electric utility producer. The consideration transferred was $26,676, including $23,000 of cash consideration and 415,000 common shares with a value of $3,676 on the closing date. The seller entered into a two-year consulting agreement with the Company in the amount of $2,000 for services relating to the operation of the facility. The Company also entered into a one-year lease agreement with the seller for a 5 megawatt cryptocurrency mining facility with monthly payments of $110.

The primary reason for the acquisition was to expand the Company’s energy portfolio with existing infrastructure and to accommodate the Company’s expected delivery schedule of mining equipment.

The following are the fair values of the identifiable assets as of the date of the acquisition:

November 9,
2021

Consideration transferred
Cash paid at closing	23,000
Value of 415,000 common shares transferred at closing	3,676
Fair value of total consideration transferred	26,676

Recognized amounts of identifiable assets acquired
Electrical components	5,954
Buildings	748
Land	74
Intangible assets - favorable lease	2,000
Total identifiable assets acquired	8,776
Goodwill	17,900

Goodwill consists mainly of the benefit the Company expects to receive from acquiring a turnkey facility with active power purchase agreements compared to the timeline and process the Company would undertake to procure new power purchase agreements, the materials and equipment required to build a facility and complete the construction process in order to increase the Company’s share of the BTC network hashrate. The entire amount of goodwill is deductible for tax purposes.

In May 2022, the valuation was finalized, resulting in measurement period adjustments. The acquisition date fair value of the electrical components was $5,954, a decrease of $1,127 compared to the provisional value. In addition, the fair value at the acquisition date of buildings decreased by $7, land decreased by $11 and intangible assets (favorable lease) increased by $200. The cumulative impact of these measurement period adjustments was recognized in the consolidated financial statements during the first quarter of 2022. The impact on the prior period was considered insignificant. As a result, there was a corresponding increase in goodwill of $945, resulting in $17,900 of total goodwill arising from the acquisition which is reflected in the table above.

The Company generated $7,690 of revenues mainly from using the S19j pros installed at the Washington State facility, from November 9, 2021 to December 31, 2021. Prior to the acquisition, the Company incurred hosting fees of $3,907 during the year ended December 31, 2021.

During the second quarter of 2022, the goodwill was subject to an impairment. Refer to Note 11a.

28	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 6: CASH

	As of December 31,	As of December 31,
	2022	2021
Cash in USD	24,596	120,846
Cash in USD held in trust	—	322
Cash in CAD	4,916	3,475
Cash in CAD held in trust	78	—
Cash in ARS	1,297	952
	30,887	125,595

NOTE 7: TRADE RECEIVABLES

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Most trade receivables are derived from the sale of electrical components and services to external customers by the Company’s wholly owned subsidiary, Volta. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

Information about the credit risk exposure of the Company’s trade receivables as of December 31, 2022 and December 31, 2021 is detailed in the trade receivables aging as follows:

	As of December 31,	As of December 31,
	2022	2021
1 - 30 days	501	441
31 - 60 days	99	382
61 - 90 days	53	73
> 91 days	85	260
Allowance for ECL	(37)	(118)
	701	1,038

NOTE 8: OTHER ASSETS

	As of December 31,	As of December 31,
	2022	2021
Electrical component inventory	588	548
Sales taxes receivable*	3,816	1,980
Insurance refund and other receivables	108	697
	4,512	3,225

* Refer to Note 28b for more details about the provision applied to the Argentine value-added tax (VAT) receivable included in sales taxes receivable.

29	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 9: DIGITAL ASSETS

BTC transactions and the corresponding values for the years ended December 31, 2022 and December 31, 2021 were as follows:

	Year ended December 31,
	2022		2021
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	3,301	152,856	—	—
BTC mined*	5,167	138,985	3,453	164,393
BTC purchased	1,000	43,237	—	—
BTC exchanged for cash and services	(9,063)	(179,729)	(105)	(4,841)
BTC exchanged for long-term debt repayment	—	—	(47)	(1,546)
Realized loss on disposition of digital assets	—	(150,810)	—	(289)
Change in unrealized gain (loss) on revaluation of digital assets	—	2,166	—	(4,861)
Balance of digital assets as of December 31,	405	6,705	3,301	152,856
Less digital assets pledged as collateral as of December 31,**	(125)	(2,070)	(1,875)	(86,825)
Balance of digital assets excluding digital assets pledged as collateral as of December 31,	280	4,635	1,426	66,031

* Management estimates the fair value of BTC mined on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinmarketcap on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13, Fair Value Measurement.

** Refer to Note 16 and 17 for details of the Company’s credit facility and long-term debt, respectively, and BTC pledged as collateral.

30	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 10: ASSETS HELD FOR SALE

The following table summarizes the movement of assets held for sale:

	Antminer S9 Miners (a)		Innosilicon T2T, Canaan Avalon A10, Antminer T15 & Antminer S15 Miners (b)		MicroBT Whatsminer M20S Miners (c)		TOTAL
	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value
Balance as of January 1, 2021	—	—	—	—	—	—	—	—
Additions	6,318	371	—	—	—	—	6,318	371
Dispositions	(258)	(50)	—	—	—	—	(258)	(50)
Impairment reversal	—	890	—	—	—	—	—	890
Balance as of December 31, 2021	6,060	1,211	—	—	—	—	6,060	1,211
Additions	—	—	2,051	325	4,071	1,778	6,122	2,103
Dispositions	(3,982)	(779)	(207)	(22)	(1,559)	(748)	(5,748)	(1,549)
Impairment	(2,078)	(432)	(572)	(113)	—	—	(2,650)	(545)
Balance as of December 31, 2022	—	—	1,272	190	2,512	1,030	3,784	1,220

a.	Antminer S9 Miners

During the year ended December 31, 2021, the Company ceased using its Antminer S9 Miners and planned to dispose of them within the next 12 months. During the year ended December 31, 2021, 258 Antminer S9 Miners with a carrying amount of $50 were disposed for net proceeds of $75 resulting in a gain of $25.

During the year ended December 31, 2022, 3,982 Antminer S9 Miners with a carrying amount of $779 were disposed for net proceeds of $101 resulting in a loss of $678. The remaining Antminer S9 Miners were not sold within 12 months since being classified as held for sale in 2021 due to the decline of the BTC price during the year ended December 31, 2022. As a result, these Miners were written off and an impairment loss of $432 was recognized. Refer to Note 11.

b.	Innosilicon T2T, Canaan Avalon A10, Antminer T15 and Antminer S15 Miners

During the year ended December 31, 2022, the Company ceased using Innosilicon T2T Miners, Canaan Avalon A10 Miners, Antminer T15 Miners and Antminer S15 Miners with plans to dispose of them within the next 12 months. During the year ended December 31, 2022, 207 Antminer T15 Miners with a carrying amount of $22 were disposed for net proceeds of $31 resulting in a gain of $9. In addition, due to the decline of the BTC price during the year ended December 31, 2022, the remaining Canaan Avalon A10 Miners, Antminer T15 Miners and Antminer S15 Miners were written off and an impairment loss of $113 was recognized. Refer to Note 11.

31	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 10: ASSETS HELD FOR SALE (Continued)

c.	MicroBT Whatsminer M20S Miners

During the year ended December 31, 2022, the Company ceased using its MicroBT Whatsminer M20S Miners and plans to dispose of them within the next 12 months. The Company sold 1,559 MicroBT Whatsminer M20S Miners with a carrying amount of $748 and disposed of them for net proceeds of $896 resulting in a gain of $148. Management determined that the remaining MicroBT Whatsminer M20S Miners continue to meet the criteria to be classified as held for sale as of December 31, 2022.

NOTE 11: IMPAIRMENT

The following tables summarize the impairment loss (reversal) in the consolidated statements of profit or loss and comprehensive profit or loss:

	Year ended December 31,
	2022	2021
Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets	75,213	1,800
Impairment on goodwill	17,900	—
Impairment reversal on property, plant and equipment	—	(1,860)
	93,113	(60)

Year ended December 31,
							2022
		Equipment and construction prepayments	Assets held for sale	ROU assets	Property, plant and equipment	Goodwill	Total
Washington State cryptocurrency mining CGU (“Washington CGU”)	a, c	—	—	306	6,208	17,900	24,414
Argentina cryptocurrency mining CGU (“Argentina CGU”)	b, c	50,326	—	1,728	32,027	—	84,081
Quebec cryptocurrency mining CGU (“Quebec CGU”)	c	(11,641)	—	—	—	—	(11,641)
Paraguay cryptocurrency mining CGU (“Paraguay CGU”)	c	(8,486)	—	—	—	—	(8,486)
Miners held for sale	e	—	545	—	—	—	545
Suni mineral asset	f	—	—	—	4,200	—	4,200
		30,199	545	2,034	42,435	17,900	93,113

Year ended December 31,
							2021
Quebec CGU	d	—	—	—	(970)	—	(970)
Miners held for sale	e	—	(890)	—	—	—	(890)
Suni mineral asset	f	—	—	—	1,800	—	1,800
		—	(890)	—	830	—	(60)

32	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11: IMPAIRMENT (Continued)

a.	Washington CGU’s impairment during the second quarter of 2022
i.	Background

As a result of the decline in the BTC price during the second quarter of 2022, the Company performed an evaluation of the recoverable amount of the property, plant and equipment and intangible assets for the Washington State cryptocurrency mining facility CGU as of June 30, 2022. As these groups of assets do not generate cash inflows that are independent of each other, the recoverable amount was calculated for the CGU comprised of the assets of BVVE and electrical equipment, long-term electricity deposits, land, building and favorable lease used in the cryptocurrency mining facility in Washington State.

ii.	Impairment loss

The recoverable amount was calculated using the value in use model, which calculated the present value of the future cash flows expected to be derived from the Washington CGU, which was determined to be lower than its carrying amount. Based on its calculation, the Company recorded an impairment loss on its Washington CGU resulting in an impairment charge to goodwill of $17,900 during the second quarter.

b.	Argentina CGU’s impairment during the third quarter of 2022
i.	Background

During the third quarter of 2022, as a result of the decline in the BTC price, the Company performed an evaluation of the recoverable amount of the assets for operating the cryptocurrency mining facilities in Quebec, Washington State and Argentina separately. As the group of assets for each CGU do not generate cash inflows that are independent of each other, the recoverable amount was calculated for each CGU comprised of the property, plant and equipment, ROU assets, long-term electricity deposits, long-term construction and equipment prepayments and favorable lease used in the operating cryptocurrency mining facilities in Quebec, Washington State and Argentina.

ii.	Impairment loss

The recoverable amount was calculated using the value in use model, which calculated the present value of the future cash flows expected to be derived from the Argentina CGU, which was determined to be lower than its carrying amount. Based on its calculation, the Company determined that an impairment loss should only be recorded on its operating Argentina CGU in the amount of $79,484 during the third quarter of 2022, of which $48,865 was allocated to equipment and construction prepayments, $1,648 to ROU assets and $28,971 to property, plant and equipment. The impairment loss was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

33	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11: IMPAIRMENT (Continued)

c.	Washington CGU and Argentina CGU’s impairment and Quebec CGU and Paraguay CGU’s impairment reversal during the fourth quarter of 2022
i.	Background

During the fourth quarter of 2022, as a result of the decline in the BTC price, the Company performed an evaluation of the recoverable amount of the assets for operating the cryptocurrency mining facilities in Quebec, Washington State, Argentina and Paraguay separately. As the group of assets for each CGU do not generate cash inflows that are independent of each other, the recoverable amount was calculated for each CGU comprised of the property, plant and equipment, ROU assets, long-term electricity deposits, long-term construction and equipment prepayments and favorable lease used in the operating cryptocurrency mining facilities in Quebec, Washington State, Argentina and Paraguay.

ii.	Impairment loss

The recoverable amount was calculated using the value in use model, which calculated the present value of the future cash flows expected to be derived from the Washington CGU and Argentina CGU, which were determined to be lower than their carrying amount. Based on its calculation, the Company determined that an impairment loss should be recorded on its Washington CGU and Argentina CGU in the amount of $6,514 and $4,597, respectively, during the fourth quarter of 2022, of which nil and $1,461, respectively, were allocated to equipment and construction prepayments, $306 and $80, respectively, were allocated to ROU assets and $6,208 and $3,056, respectively, were allocated to property, plant and equipment. The impairment losses were recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

iii.	Reversal of impairment loss

The renegotiation of the 48,000 unit purchase agreements, as described in Note 14b, allowed the deployment of Miners intended for the Argentina CGU to be reassigned to the Quebec CGU and Paraguay CGU. As a result, a portion of the equipment prepayments in the Argentina CGU that were impaired during the third quarter of 2022 was allocated to the Quebec CGU and Paraguay CGU. The deposits were transferred to the Quebec CGU and Paraguay CGU at the impaired amount. After performing the evaluation of the recoverable amount of the assets for these CGUs, the impairment losses previously recognized on these deposits were reversed into the Quebec CGU and Paraguay CGU by $11,641 and $8,486, respectively. The impairment reversals were recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

34	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11: IMPAIRMENT (Continued)

c.	Washington CGU and Argentina CGU’s impairment and Quebec CGU and Paraguay CGU’s impairment reversal during the fourth quarter of 2022 (Continued)
iv.	Sensitivity analysis

Changes in the following assumptions would result in further impairment on the Washington CGU as follows:

Increase in impairment loss
A decrease of 1% in revenues	476
An increase of 1% in the discount rate	460
An increase of 1% in energy prices	145

Changes in the following assumptions would result in further impairment on the Argentina CGU as follows:

Increase in impairment loss
A decrease of 1% in revenues	711
An increase of 1% in the discount rate	630
An increase of 1% in energy prices	211

For the Quebec CGU, a 1% decrease in revenues, a 1% increase in the discount rate or a 2% increase in energy prices would result in the recoverable amount being equal to the carrying amount. Additional changes in the following assumptions would result in impairment on the Quebec CGU as follows:

Increase in impairment loss
Additional decrease of 1% in revenues	2,861
Additional increase of 1% in the discount rate	2,432
Additional increase of 1% in energy prices	1,184

For the Paraguay CGU, management conducted a sensitivity analysis and determined that a reasonably possible change in any of the key assumptions would not result in an impairment loss.

35	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11: IMPAIRMENT (Continued)

d.	Quebec CGU’s reversal of impairment during the third quarter of 2021
i.	Background

In 2018, the Company recorded an impairment loss on its cryptocurrency mining CGU which resulted in $16,454 of impairment being allocated to BVVE and electrical components and leasehold improvements due to a significant decline in the BTC market price. As of September 30, 2021, the Company assessed whether there was an indication that the impairment loss recognized in 2018 may no longer exist or may have decreased, and concluded that there were observable indications that the CGU’s value had increased during the period.

ii.	Reversal of impairment loss

The Company’s management estimated the recoverable amount of the CGU, using a value in use calculation based on the present value of the expected cash flows over the estimated remaining useful life of the previously impaired CGU assets of approximately 1.5 years. Based on management’s calculations, an impairment reversal of $970 relating to the CGU was recognized during the period. The increased carrying amount of the CGU assets reflects the carrying amount of the CGU assets that would have been determined, net of depreciation, had no impairment loss been recognized in 2018. Mining assets outside of Quebec and Antminer S9 Miners were not included in the CGU for the purposes of the impairment reversal calculation.

36	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11: IMPAIRMENT (Continued)

The key assumptions used in the value in use calculation were as follows:

		Reversal of impairment (d)	Impairment (a)	Impairment (b)	Impairment and reversal of impairment (c)
		Third quarter of 2021	Second quarter of 2022	Third quarter of 2022	Fourth quarter of 2022
Revenues*	Two optimistic and two pessimistic scenarios and one status quo scenario, each with an estimated future BTC price and network difficulty, were used to project revenues and associated cash flows from cryptocurrency mining. Management assigned probabilities to each scenario to calculate weighted average expected outcomes.	The weighted average daily revenue per Terahash used in the value in use calculation was $0.22/Terahash	The weighted average daily revenue per Terahash used in the value in use calculation was $0.12/Terahash	The weighted average daily revenue per Terahash used in the value in use calculation was $0.12/Terahash	The weighted average daily revenue per Terahash used in the value in use calculation was $0.11/Terahash
Discount rate and period	The discount rate reflects management’s assumptions regarding the unit’s specific risk. The pre-tax discount rate used was estimated with some of the risk already being implicitly reflected through management’s allocation of probabilities to the various scenarios included in the revenue calculation.	The discount pre-tax rate used was estimated at 18.3%	The value in use of the CGU was determined based on the present value of the expected cash flows over a four-year period discounted at an annual pre-tax rate of 24.75% in varying scenarios	The value in use of the Quebec, Washington State and Argentina CGUs were determined based on the present value of the expected cash flows over five-year, four-year and five-year periods, respectively, discounted at annual pre-tax rates of 29.00%, 29.75% and 38.25%, respectively, in varying scenarios	The value in use of the Quebec, Washington State, Paraguay and Argentina CGUs were determined based on the present value of the expected cash flows over five-year, four-year, five-year and five-year periods, respectively, discounted at annual pre-tax rates of 25.25%, 26.00%, 30.75% and 34.75%, respectively, in varying scenarios
Energy prices	Management estimated that energy prices for the duration of the forecasted years will be approximately:	$0.04 per kilowatt hour for the Quebec CGU	$0.027 per kilowatt hour for the Washington State CGU	$0.046, $0.027 and $0.030 per kilowatt hour for the Quebec, Washington State and Argentina CGUs, respectively	$0.048, $0.044, $0.038 and $0.039 per kilowatt hour for the Quebec, Washington State, Paraguay and Argentina CGUs, respectively
Terminal values	Management estimated the terminal value of the Miners included in the CGU for the purposes of the impairment testing to be the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate for a period of:	Approximately 6 months	Approximately 6 months	Not applicable	Not applicable

* Changes in BTC price and BTC network difficulty that can lead to changes in expected revenues were considered in the various scenarios listed above.

37	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11: IMPAIRMENT (Continued)

a.	Assets held for sale

Antminer S9 Miners were classified as assets held for sale since 2021. Refer to Note 10. During the year ended December 31, 2021, management has determined that the carrying amount of the Antminer S9, including the impairment recognized in 2018, was less than the estimated fair value less costs to sell. As a result, the Company recognized an impairment reversal of $890 relating to the impaired Antminer S9 Miners held for sale, reflecting the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in 2018.

During the year ended December 31, 2022, due to the decline of the BTC price, unsold Antminer S9 Miners were written off and an impairment loss of $432 was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

During the year ended December 31, 2022, due to the decline of the BTC price, unsold Canaan Avalon A10 Miners, Antminer T15 Miners and Antminer S15 Miners were written off and an impairment loss of $113 was recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and right-of-use assets.

b.	Suni mineral asset

In connection with the reverse acquisition of Bitfarms Ltd (Israel), the Company engaged an independent appraiser to determine the fair value as of the acquisition date, April 12, 2018, of Suni, an iron ore deposit located in Canada held by the acquiree. The appraiser’s valuation report was based on the market comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni’s value at April 12, 2018 was estimated at $9,000.

The independent appraiser was engaged also to determine Suni’s fair value as of December 31, 2021 and 2020. Using the same valuation techniques, the appraiser determined that the value of Suni was $7,700 on December 31, 2021, or $7,200 after reflecting estimated costs to sell, compared to $9,000 on December 31, 2020, which resulted in an impairment of $1,800 to Suni’s value.

An independent appraiser was engaged to determine Suni’s fair value as of September 30, 2022 due to the decline in the iron ore price during the third quarter of 2022. Using the same method as the previous independent appraiser, the new appraiser determined that the fair value of Suni was $3,250, or $3,000 after reflecting estimated costs to sell, compared to $7,200 on December 31, 2021, which resulted in an impairment of $4,200 during the third quarter of 2022 to Suni’s mineral asset book value. There were no further impairment indicators as of December 31, 2022.

The impairment losses were recognized in profit or loss under Impairment on equipment and construction prepayments, property, plant and equipment and ROU assets. The fair value measurement is categorized as level 2 in the fair value hierarchy. The Suni mineral asset was inactive during the reporting periods and as of the date of approval of the consolidated financial statements.

38	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 12: PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property, plant and equipment (“PPE”) consisted of the following:

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2022		156,647	9,000	4,549	5,783	547	176,526
Measurement period adjustment to business combination	5	(1,127)	—	(18)	—	—	(1,145)
Additions		164,437	—	3,239	39,495	552	207,723
Dispositions		(3,609)	—	(3,378)	—	(17)	(7,004)
Transfer to assets held for sale	10	(8,143)	—	—	—	—	(8,143)
Balance as of December 31, 2022		308,205	9,000	4,392	45,278	1,082	367,957

Accumulated Depreciation
Balance as of January 1, 2022		35,766	1,800	286	1,560	264	39,676
Depreciation		66,319	—	193	1,703	124	68,339
Dispositions		(2,562)	—	(366)	—	(13)	(2,941)
Transfer to assets held for sale	10	(6,040)	—	—	—	—	(6,040)
Impairment	11	24,820	4,200	157	13,107	151	42,435
Impairment on deposits transferred to PPE		1,794	—	—	5,266	—	7,060
Balance as of December 31, 2022		120,097	6,000	270	21,636	526	148,529

Net book value as of December 31, 2022		188,108	3,000	4,122	23,642	556	219,428

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2021		52,676	9,000	3,263	2,707	448	68,094
Additions through business combination	5	7,081	—	840	—	—	7,921
Additions		114,323	—	470	3,265	136	118,194
Dispositions		(6,146)	—	(24)	(189)	(37)	(6,396)
Transfer to assets held for sale	10	(11,287)	—	—	—	—	(11,287)
Balance as of December 31, 2021		156,647	9,000	4,549	5,783	547	176,526

Accumulated Depreciation
Balance as of January 1, 2021		30,042	—	185	1,861	213	32,301
Depreciation		22,233	—	104	396	79	22,812
Dispositions		(5,172)	—	(3)	(148)	(28)	(5,351)
Transfer to assets held for sale	10	(10,916)	—	—	—	—	(10,916)
Impairment	11	—	1,800	—	—	—	1,800
Impairment reversal	11	(421)	—	—	(549)	—	(970)
Balance as of December 31, 2021		35,766	1,800	286	1,560	264	39,676

Net book value as of December 31, 2021		120,881	7,200	4,263	4,223	283	136,850

39	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 12: PROPERTY, PLANT AND EQUIPMENT (Continued)

BVVE

Further details of the quantity and models of BTC BVVE held by the Company are as follows :

	Notes	MicroBT Whatsminer*	Bitmain S19j Pro	Innosilicon T3 & T2T**	Canaan Avalon A10	Bitmain S19XP	Other Bitmain Antminers***	Total
Quantity as of January 1, 2022		18,675	7,172	6,446	1,024	—	8,073	41,390
Additions		28,499	—	—	—	801	—	29,300
Dispositions		(1,799)	—	(735)	(1,024)	(801)	(8,073)	(12,432)
Quantity as of December 31, 2022		45,375	7,172	5,711	—	—	—	58,258
Classified as assets held for sale	10	(2,512)	—	(1,272)	—	—	—	(3,784)
Presented as ROU asset****	18	(3,000)	—	—	—	—	—	(3,000)
Presented as property, plant and equipment		39,863	7,172	4,439	—	—	—	51,474

* Includes 2,512 M20S classified as assets held for sale as described in Note 10, 30,210 M30S and 12,653 M31S Miners.

** Includes 4,439 T3 and 1,272 T2T Miners classified as assets held for sale as described in Note 10.

*** Included Antminer T15 and Antminer S15 Miners classified as assets held for sale and written off as described in Note 10.

**** Includes 3,000 Whatsminer M31S+ with a net book value of approximately $3,330 as described in Note 18.

40	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 13: INTANGIBLE ASSETS

	Notes	Systems software	Favorable lease	Total
Cost
Balance as of January 1, 2022		5,150	1,800	6,950
Measurement period adjustment to business combination	5	—	200	200
Balance as of December 31, 2022		5,150	2,000	7,150

Accumulated amortization
Balance as of January 1, 2022		5,008	261	5,269
Amortization		109	1,739	1,848
Balance as of December 31, 2022		5,117	2,000	7,117

Net book value as of December 31, 2022		33	—	33

	Notes	Systems software	Favorable lease	Total
Cost
Balance as of January 1, 2021		5,150	—	5,150
Additions through business combination	5	—	1,800	1,800
Balance as of December 31, 2021		5,150	1,800	6,950

Accumulated amortization
Balance as of January 1, 2021		4,773	—	4,773
Amortization		235	261	496
Balance as of December 31, 2021		5,008	261	5,269

Net book value as of December 31, 2021		142	1,539	1,681

41	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 14: LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, OTHER AND COMMITMENTS

		As of December 31,	As of December 31,
		2022	2021
VAT receivable	a	2,083	2,067
Security deposits for energy, insurance and rent		3,872	1,555
Equipment and construction prepayments	b	32,230	83,059
		38,185	86,681

a.	Refundable Argentine value-added tax (“VAT”)

Refer to Note 28 for details about the discount expense applied to the Argentine VAT receivable.

b.	Equipment and construction prepayments

As of December 31, 2022, the Company has deposits on BVVE and electrical components in the amount of $23,450, which includes the $22,376 credit for future purchase agreements as described below. In addition, the Company has deposits for construction work and materials in the amount of $8,780, mainly for the Argentina expansion.

During the year ended December 31, 2022, the Company recognized an impairment loss of $30,199 on the equipment and construction prepayments. Refer to Note 11 for more details. A portion of the impairment was transferred to PPE along with the original amount of the deposits when the assets were received. Refer to Note 12 for more details.

Commitments

In December 2022, the Company renegotiated its 48,000 unit purchase agreements by extinguishing the outstanding commitments of $45,350 without penalty and establishing a $22,376 credit for deposits previously made which will be carried forward until the end of 2023 and applied against future purchase agreements. As of December 31, 2022, the Company no longer had commitments.

NOTE 15: TRADE PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	As of December 31,
	2022	2021
Trade accounts payable and accrued liabilities	12,897	9,873
Government remittances	7,644	4,607
	20,541	14,480

42	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 16: CREDIT FACILITY

	As of December 31,	As of December 31,
	2022	2021
Revolving credit facility	—	60,000
Interest payable on revolving credit facility	—	2
	—	60,002

Original terms

On December 30, 2021, the Company entered into a secured revolving credit facility up to $100,000 (the “Credit Facility” or the “Facility”) for a term of 6 months with Galaxy Digital LLC (the “Facility Lender”). The Credit Facility bore interest at a rate of 10.75% per annum with a commitment fee of 0.75% per annum charged on the unused portion of the $100,000 Facility. The Facility was secured by BTC, with the value of BTC pledged as collateral calculated as a percentage of the amount borrowed. As of December 31, 2021, the Company had drawn $60,000 of the Facility and pledged 1,875 BTC as collateral with a fair market value of $86,825.

During the first quarter of 2022, the Company drew an additional $40,000 on the Credit Facility, bringing the total amount drawn to $100,000 as of March 31, 2022.

Amendments

On June 30, 2022, the Company amended its Credit Facility and extended its maturity date to October 1, 2022. Under the new terms, the maximum limit of the amended Facility is $40,000, bears interest at 11.25% per annum and has a commitment fee of 0.25% per annum charged on the unused portion of the Facility. The amended Facility also includes a provision which allows the Company to repay up to $15,000 of the Facility prior to July 30, 2022, without incurring any prepayment penalty.

On September 29, 2022, the Company amended its Credit Facility and extended its maturity date from October 1, 2022 to December 29, 2022. Under the new terms, the maximum limit of the amended Facility is $40,000, bears interest at 11.25% per annum and has a commitment fee of 0.25% per annum charged on the unused portion of the Facility. The amended Facility also includes a provision which allows the Company to prepay the Credit Facility with a prepayment fee of 50% of the remaining interest that would be owed if the Facility was held to maturity.

In the event that the Company seeks to transfer or convert the Credit Facility prior to the scheduled maturity date in order to enter into a new transaction with the Facility Lender or its affiliates, the early termination fee shall be waived for the Company for any portion of the Facility subject to such transfer or conversion.

Full repayment of the Credit Facility

During the year ended December 31, 2022, the Company fully repaid the Credit Facility for an amount of $100,000.

43	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 17: LONG-TERM DEBT

	As of December 31,	As of December 31,
	2022	2021
Equipment financing	47,020	11,039
Volta note payable	127	128
Total long-term debt	47,147	11,167
Less current portion of long-term debt	(43,054)	(10,257)
Non-current portion of long-term debt	4,093	910

Movement in long-term debt for the years ending December 31, 2022 and 2021 is as follows:

	As of December 31,	As of December 31,
	2022	2021
Balance as of January 1,	11,167	17,345
Conversion of lease liabilities	—	3,904
Issuance of long-term debt	67,201	14,227
Payments	(38,532)	(22,382)
Interest on long-term debt	7,311	1,883
Conversion of long-term debt and loan modification	—	(5,000)
Derecognition of embedded derivative	—	1,190
Balance as of December 31,	47,147	11,167

a.	2022 equipment financing

BlockFi Loan

In February 2022, the Company entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro Miners referred to as the “BlockFi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

During December 2022, the Company ceased making installment payments, which constituted a default under the loan agreement and the loan was classified as current.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,578.

Refer to Note 2 for more details.

44	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 17: LONG-TERM DEBT (Continued)

a.	2022 equipment financing (Continued)

NYDIG Loan

In June 2022, the Company entered into an equipment financing agreement for gross proceeds of $36,860 collateralized by 10,395 Whatsminer M30S Miners referred to as the “NYDIG Loan”. The net proceeds received by the Company were $36,123 net of origination and closing fees of $737. As part of the agreement, the Company must maintain in an identified wallet an approximate quantity of BTC whose value equates to one month of interest and principal payments on the outstanding loan. The Company pledged 125 BTC as collateral with a fair market value of $2,070 as of December 31, 2022. The pledged BTC is held in a segregated Coinbase Custody account owned by the Company unless there is an event of default.

b.	2021 equipment financing

Foundry Loans

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 Whatsminer Miners referred to as “Foundry Loans #1, #2, #3 and #4”. As of December 31, 2022, the Foundry Loan #1 matured and was fully repaid. Subsequently, in January 2023, the principal amount of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date without prepayment penalty.

Blockfills Loans

In June 2021, the Company modified the terms of three lease agreements with its lender, Blockfills, for 4,000 Whatsminer Miners to convert them to loan agreements. The key terms, such as interest rates, term and payment schedules remain unchanged. A total of $3,904 was reclassified from lease liabilities to long-term debt as a result of the modification. The ROU assets related to the three leases were classified in property, plant and equipment and as a result no reclassification was made. As of December 31, 2022, all of the Blockfills loans matured and were fully repaid.

c.	Summary of equipment financing

Details of the equipment financing and the balance of the loans and the net book value (“NBV”) of their related collateral, as of December 31, 2022, are as follows:

	Maturity date	Stated rate	Effective rate*	Monthly repayment ($)	Long-term debt balance ($)	NBV of Collateral ($)	Collateral**
Foundry Loan #2	March 2023	16.5%	16.5%	94	185	1,254	300
Foundry Loan #3	April 2023	16.5%	16.5%	88	257	1,044	300
Foundry Loan #4	May 2023	16.5%	16.5%	100	387	1,231	400
Blockfi Loan	February 2024	14.5%	18.1%	1,455	19,952	28,360	6,100
NYDIG Loan	February 2024	12.0%	14.4%	2,043	26,239	34,852	10,395
Total				3,780	47,020	66,741	17,495

* Represents the implied interest rate after capitalizing financing and origination fees.

** Represents the quantity of Whatsminers and Bitmain S19j Pros received in connection with the equipment financing and pledged as collateral for the related loan.

45	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 17: LONG-TERM DEBT (Continued)

d.	Dominion Capital Loan

The Company repaid its remaining debt obligation with Dominion Capital LLC (“Dominion Capital”) in its entirety in February 2021. As a result of the early repayment, the Company incurred losses in 2021 as described below.

i.	Background

On March 15, 2019, the Company entered into a secured debt financing facility for up to $20,000 with Dominion Capital. The debt facility was structured into four separate loan tranches of $5,000 per tranche. Each loan tranche bore interest at 10% per annum and the term of each loan tranche was 24 months with a balloon payment for any remaining outstanding balance at the end of the term.

The loan features resulted in a loan liability measured at amortized cost, a warrant component recorded as equity, a warrant component recorded as a liability measured at fair value through profit or loss, and an embedded derivative measured at fair value through profit or loss.

In September 2020, the Company entered into an agreement with Dominion Capital to amend the maturity date of tranche #2 from April 2021 to November 2021. In addition, a conversion feature was added to tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares.

ii.	Exercise of warrants

In January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,475,000 Common Shares. In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,000 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,667,000 warrants resulting in the issuance of 1,501,000 common shares.

The Dominion Capital loan was fully repaid by the Company in February 2021.

iii.	Accounting impact for the year ended December 31, 2021

Included in financial expenses for the year ended December 31, 2021 is $472 of interest expense related to the loan.

In addition to the loan modifications described above, a cashless exercise feature was authorized for the warrants issued in connection with tranche #2 and tranche #3 which resulted in these warrants being reclassified from equity to a warrant liability measured at fair value through profit or loss. The derecognition of warrants containing the authorized cashless exercise feature resulted in a non-cash loss on revaluation of warrants of $2,466 included in net financial expenses for the year ended December 31, 2021. Refer to Note 28.

The early repayment of the loan resulted in the company recording a loss on embedded derivative for the year ended December 31, 2021 of $2,641 included in net financial expenses. Refer to Note 28.

46	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 18: LEASES

Set out below are the carrying amounts of the Company’s ROU assets and lease liabilities and their activity during the years ended December 31, 2022 and 2021:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2022	9,038	283	76	9,397	13,573
Additions and extensions to ROU assets	9,526	118	1,693	11,337	11,354
Depreciation	(1,975)	(129)	(121)	(2,225)	—
Lease termination	(104)	(7)	—	(111)	(112)
Impairment	(791)	—	(1,243)	(2,034)	—
Payments	—	—	—	—	(7,528)
Interest	—	—	—	—	1,451
Foreign exchange	—	—	—	—	(874)
As of December 31, 2022	15,694	265	405	16,364	17,864
Less current portion of lease liabilities					(3,649)
Non-current portion of lease liabilities					14,215

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2021	5,129	180	84	5,393	11,023
Additions and extensions to ROU assets	5,713	205	21	5,939	5,911
Additions to property, plant and equipment	—	—	—	—	7,786
Depreciation	(1,040)	(99)	(29)	(1,168)	—
Lease termination	(764)	(3)	—	(767)	(892)
Lease liabilities converted to long-term debt	—	—	—	—	(3,904)
Payments	—	—	—	—	(5,746)
Issuance of warrants	—	—	—	—	(2,160)
Interest	—	—	—	—	1,513
Foreign exchange	—	—	—	—	42
As of December 31, 2021	9,038	283	76	9,397	13,573
Less current portion of lease liabilities					(4,346)
Non-current portion of lease liabilities					9,227

a.	2022 lease activity

The Company maintains one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+ Miners, with a net book value of approximately $3,330, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 12.

During the year ended December 31, 2022, the Company recognized an impairment loss of $2,034 on the Company’s ROU assets. Refer to Note 11 for more details.

47	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 18: LEASES (Continued)

b.	2021 lease activity

During the year ended December 31, 2021, the Company modified the terms of three two-year lease agreements for mining hardware, with a balance of $3,904 at the time of conversion, in June 2021, resulting in the lease liabilities being reclassified to long-term debt as described in Note 17b. No changes were made to the payment terms, interest rate or security interest of the former leases. As of December 31, 2021, the Company maintained one lease agreement for mining hardware, consisting of 3,000 Whatsminer M31S+, with a net book value of approximately $5,422, classified as property, plant and equipment under BVVE and electrical equipment.

During the year ended December 31, 2021, the Company issued 468,000 warrants to the former lessor for a total cost of $2,160. The cost of these warrants was added to the cost of the leased assets which were recorded as an addition to property, plant and equipment and will be amortized over the useful life of the corresponding assets.

NOTE 19:INCOME TAXES

Current and deferred income tax expense (recovery)

	Year ended December 31,
	2022	2021
Current tax (recovery) expense:
Current year	(9,030)	12,358
Prior year	68	(693)
	(8,962)	11,665

Deferred tax (recovery) expense:
Current year	(8,446)	8,665
Prior year	(4)	177
	(8,450)	8,842
	(17,412)	20,507

The 2022 current tax recovery represents the expected tax refund as a result of losses realized in the current period that will be carried back to offset prior period taxable income.

Effective tax rate

	Year ended December 31,
	2022		2021
Income tax recovery at statutory rate of 26.5%	(67,962)	26.5%	11,299	26.5%
Increase (decrease) in taxes resulting from:
Foreign tax rate differential	1,070	(0.4)%	383	0.9%
Prior year	64	—%	(516)	(1.2)%
Non-deductible expenses and other	(92)	—%	12,996	30.5%
Deferred tax asset not recognized	49,508	(19.3)%	(3,655)	(8.6)%
	(17,412)	6.8%	20,507	48.1%

48	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 19:INCOME TAXES (Continued)

Deferred tax assets and liabilities

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity.

Movement in deferred tax asset for the years ending December 31, 2022 and 2021, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Operating losses carried forward	Lease liability	Asset Retirement provision	Financing fees	PPE	Reserves and other	Total
As of January 1, 2021	663	2,905	55	214	—	—	3,837
Credited (charged) to statements of profit or loss	(4,318)	236	29	(750)	478	1,288	(3,037)
Credited to statements of equity	—	—	—	4,287	—	—	4,287
Deferred tax asset recognized in the statements of profit or loss	3,655	—	—	—	—	—	3,655
As of December 31, 2021	—	3,141	84	3,751	478	1,288	8,742
Credited to statements of profit or loss	43,713	1,020	42	144	15,855	11,335	72,109
Deferred tax asset derecognized in the statements of profit or loss	(43,713)	—	—	—	(5,795)	—	(49,508)
Deferred tax asset derecognized in the statements of equity	—	—	—	(3,895)	—	—	(3,895)
As of December 31, 2022	—	4,161	126	—	10,538	12,623	27,448

Movement in deferred tax liability for the years ending December 31, 2022 and 2021, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	PPE	ROU Asset	Total
As of January 1, 2021	902	2,935	3,837
Charged to statements of profit or loss	8,385	1,075	9,460
As of December 31, 2021	9,287	4,010	13,297
Charged to statements of profit or loss	12,231	1,920	14,151
As of December 31, 2022	21,518	5,930	27,448

49	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 19:INCOME TAXES (Continued)

Unrecognized deferred tax assets and liabilities

As of December 31, 2022, the recoverability of the net deferred tax asset, due to the impact of the decrease in BTC prices as described in Note 2, was uncertain and as a result, the net deferred tax asset of $49,508 was not recognized. The Company will evaluate the likelihood of recoverability at each balance sheet date, and will recognize net deferred tax asset when and if appropriate.

NOTE 20:ASSET RETIREMENT PROVISION

	As of December 31,	As of December 31,
	2022	2021
Balance as of January 1,	239	209
Additions during the period	1,701	91
Accretion expense	93	19
Effect of change in the foreign exchange rate	(54)	—
Balance as of December 31,	1,979	319
Less current portion of asset retirement provision included in accounts payable and accrued liabilities	—	(80)
Non-current portion of asset retirement provision	1,979	239

As of December 31, 2022, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $3,950 (December 31, 2021: $391), discounted to present value of $1,979 (December 31, 2021: $239) using discount rates between 7% and 10% (December 31, 2021: 8%) over the lease periods, which were estimated to range from seven to ten years depending on the location.

NOTE 21:SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares and without par value. As of December 31, 2022, the Company had 224,200,000 issued and outstanding common shares (December 31, 2021: 194,806,000).

50	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 21:SHARE CAPITAL (Continued)

Warrants

Details of the outstanding warrants are as follows:

	Year ended December 31,
	2022		2021
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	19,428,000	4.16	6,053,000	0.41
Granted	25,000	3.47	40,332,000	3.37
Exercised	—	—	(26,957,000)	2.13
Expired	(300,000)	1.19	—	—
Outstanding, December 31,	19,153,000	4.21	19,428,000	4.16

The weighted average contractual life of the warrants as of December 31, 2022 was 1.4 years (December 31, 2021: 2.4 years).

Significant transactions

i.	Garlock Acquisition

During the three months ended March 31, 2022, the Company acquired a building in Quebec referred to as “Garlock” in exchange for cash consideration of $1,783 and the issuance of 25,000 warrants granted with a strike price of $3.47 that have a contractual life of 2 years.

ii.	At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market equity offering program on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000. During the year ended December 31, 2021, the Company issued 23,923,000 common shares in exchange for gross proceeds of $150,296 at an average share price of approximately $6.28. The Company received net proceeds of $145,601 after paying commissions of $4,509 to the Company’s agent, in addition to $186 of other transaction fees. During the year ended December 31, 2022, the Company issued 29,324,000 common shares in exchange for gross proceeds of $55,960 at an average share price of approximately $1.91. The Company received net proceeds of $54,086 after paying commissions of $1,791 to the Company’s agent and $83 in other transaction costs.

iii.	Employee Stock Options

During the year ended December 31, 2022, employees, directors, consultants and former employees exercised stock options to acquire 70,000 common shares (December 31, 2021: 6,074,000) resulting in proceeds of approximately $21 (December 31, 2021: $6,177) being paid to the Company.

51	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 21:SHARE CAPITAL (Continued)

Significant transactions (Continued)

iv.	Dominion Capital loan

In January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,475,000 common shares. In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,000 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,667,000 warrants resulting in the issuance of 1,501,000 common shares. The Dominion Capital loan was fully repaid by the Company in February 2021. For more details on the loan, refer to Note 17d.

v.	2021 private placements

In January, February and May 2021, the Company completed four private placements for total gross proceeds of CAD$155,000 in exchange for 40,187,000 Common Shares and 36,649,000 warrants to purchase common shares.

In February 2021, 8,889,000 warrants and 615,000 of the 711,000 broker warrants related to the private placement that closed on January 7, 2021, were exercised resulting in the issuance of 9,504,000 common shares for proceeds of approximately $20,611 (CAD$26,172).

In March 2021, 5,028,000 warrants related to the private placement closed on January 14, 2021 were exercised resulting in the issuance of 5,028,000 common shares for proceeds of approximately $15,587. In addition, 800,000 of the 925,000 broker warrants issued in connection with the private placement on February 10, 2021 were exercised resulting in the issuance of 800,000 common shares for proceeds of $2,712.

In August 2021, 5,405,000 warrants related to the private placement closed on February 7, 2021, were exercised resulting in the issuance of 5,405,000 common shares for proceeds of approximately $16,268.

In total, 20,737,000 warrants relating to the private placements have been exercised resulting in the issuance of 20,737,000 common shares for proceeds of $55,178.

vi.	Former lessor

During the year ended December 31, 2021, the Company modified the terms of three two-year lease agreements for mining hardware, resulting in the lease liabilities being reclassified to long-term debt. The Company issued 468,000 warrants to the former lessor with an exercise price of $0.40 and expiring in May 2023 for a total cost of $2,160. The cost of these warrants was added to the cost of the leased assets as per Note 18b.

vii.	Other issuances

An additional 415,000 common shares were issued in connection with the business combination described in Note 5, and 2,000 other common shares were issued during the year ended December 31, 2021.

52	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 22: FINANCIAL INSTRUMENTS

Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories as of December 31, 2022 and 2021:

		As of December 31,	As of December 31,
		2022	2021
Financial assets at amortized cost
Cash	Level 1	30,887	125,595
Trade receivables	Level 2	701	1,038
Insurance refund and other receivables	Level 2	108	697
Total carrying amount and fair value		31,696	127,330

Financial liabilities at amortized cost
Trade payables and accrued liabilities	Level 2	20,541	14,480
Long-term debt	Level 2	47,147	11,167
Credit Facility	Level 2	—	60,002
Total carrying amount and fair value		67,688	85,649

Net carrying amount and fair value		(35,992)	41,681

The carrying amounts of trade receivables, trade payables and accrued liabilities, credit facility and long-term debt presented in the table above are a reasonable approximation of their fair value.

Risk management policy

The Company is exposed to foreign currency risk, credit risk, counterparty risk, liquidity risk and concentration risk. The Company’s senior management monitors these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the US Dollar as all of its cryptocurrency mining revenues, most of its capital expenditures and most of its financing are primarily measured or transacted in US dollars. The Company is exposed to variability in the Canadian dollar and Argentine peso to US dollar exchange rates when making expenditures payable in Canadian dollars and Argentine pesos. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. A 5% increase or decrease in the USD/CAD and USD/ARS exchange rates may have an impact of an increase or decrease of $215 on retained earnings at December 31, 2022 (December 31, 2021: $18).

53	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 22: FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk (Continued)

Amounts denominated in Canadian dollars and Argentine pesos included in the consolidated statements of financial position, presented in thousands of U.S. dollars, are as follows:

	As a of December 31,		As a of December 31,
	2022		2021
	CAD	ARS	CAD	ARS
Cash	4,994	1,297	3,475	952
Other assets	—	—	675	23
Trade receivables	609	—	1,038	—
Trade payables and accrued liabilities	(6,228)	(4,849)	(4,964)	(718)
Long-term debt	(126)	—	(126)	—
	(751)	(3,552)	98	257

Credit risk and counterparty risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. The risk regarding cash and cash equivalents is mitigated by holding the majority of the Company’s cash and cash equivalents through a Canadian chartered bank.

The Company is exposed to counterparty risk through the significant deposits it places with suppliers of mining hardware to secure orders and delivery dates as well as deposits it places with construction companies and suppliers of electrical components and construction materials. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment and construction prepayments that are not realized. The Company attempts to mitigate this risk by procuring mining hardware from larger, more established suppliers and those with whom the Company has existing relationships and knowledge of their reputation in the market as well as by insuring deposits placed for construction work and materials. The Company also insures the majority of its construction deposits for the Argentina facility in order to mitigate the risk of suppliers not meeting their contractual obligations.

The credit risk regarding trade receivables is derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The allowance for doubtful accounts is based on management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

54	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 22: FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

Liquidity risk is a risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure that it maintains sufficient liquidity in order to pay its projected financial liabilities. Refer to Note 2 for more details about the Company’s liquidity.

The following are the undiscounted contractual maturities of financial liabilities and lease liabilities (non-financial liabilities) with estimated future interest payments as of December 31, 2022:

	2023	2024	2025	2026	2027 and thereafter	Total
Trade payables and accrued liabilities	20,541	—	—	—	—	20,541
Long-term debt	45,747	4,085	—	—	—	49,832
Lease liabilities	4,333	3,587	2,493	2,408	8,869	21,690
	70,621	7,672	2,493	2,408	8,869	92,063

Concentration risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The cryptocurrency mining industry is highly volatile with significant inherent risk. The Company also holds a portion of its working capital in BTC. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations and the carrying value of its assets. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

NOTE 23: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following table details balance payable to related parties:

	As of December 31,	As of December 31,
	2022	2021
Trade payables and accrued liabilities
Directors’ remuneration	1,522	19
Director and senior management incentive plan	95	1,465
	1,617	1,484

Lease liabilities
Companies controlled by directors	—	1,357

Amounts due to related parties, other than lease liabilities, are unsecured, non-interest bearing and payable on demand.

55	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 23: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Continued)

Transactions with related parties

The Company made rent payments totaling approximately $273 for the year ended December 31, 2022 (for the year ended December 31, 2021: $475) to companies controlled by certain directors. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities. During the year ended December 31, 2022, the Company’s leases with companies controlled by directors were renewed with third parties.

The Company entered into consulting agreements with two directors. The consulting fees totaled approximately $1,267 for the year ended December 31, 2022 (for the year ended December 31, 2021: $625). During December 2022, the consulting agreements were terminated, roles and responsibilities were reduced and termination payments totaling $1,466 were accrued and included in trade payables and accrued liabilities (for the year ended December 31, 2021: nil).

The transactions described above were incurred in the normal course of operations. These transactions are included in the consolidated statements of profit or loss and comprehensive profit and loss as follows:

	Year ended December 31,
	2022	2021
General and administrative expenses	2,733	625
Net financial expenses	70	126
	2,803	751

Compensation of key management and directors

The Company considers its Directors, Chief Officers and Vice Presidents to be key management personnel. The remuneration paid to directors and other members of key management personnel, to the extent that they are not included in the consulting agreements described above are as follows:

	Year ended December 31,
	2022	2021
Short-term benefits*	48	5,004
Termination payments	1,466	—
Share-based payments	19,077	21,174
	20,591	26,178

*Short-term benefits include an incentive plan adopted by the Company in 2021 to reward certain directors and members of senior management with a total of 50 BTC.

NOTE 24: CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are to ensure its ability to maximize the return to its shareholders. The Company’s definition of capital includes all components of equity. Capital for the reporting period is summarized in Note 21 and in the consolidated statement of changes in equity. In order to meet its objectives, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risk characteristics of the underlying assets. These objectives will be achieved by maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations and ensuring sufficient liquidity to pursue organic growth. In order to maintain or adjust the capital structure, the Company may issue new common shares or debt.

56	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 25: SUBSIDIARIES

In 2011, Bitfarms Ltd. (Israel) established AU Acquisition VI, LLC (“AU”) which is incorporated in the State of Nevada, USA, and was wholly owned and controlled by the Company. AU is registered as the legal owner of the mineral assets, Hidden Lake and Victorine. Also, in 2011, Bitfarms established Pembroke & Timberland, LLC (“Pembroke”) in the State of Maine, USA, which was also wholly owned and controlled by the Company. In 2022, AU and Pembroke were sold for a nominal amount to a third party.

In 2022, Backbone established Bitfarms Paraguay General Partner Inc. (“Bitfarms Paraguay GP”) which is incorporated in the Province of Ontario, Canada, and is wholly owned and controlled by Backbone. A limited partnership, Bitfarms Paraguay Limited Partnership, was established in the Province of Ontario, Canada with Bitfarms Paraguay GP being the general partner and Backbone being the limited partner.

The Company’s significant subsidiaries as of December 31, 2022 are as follows:

Company name	Security type	Main place of business	Securities	Equity	Voting
Bitfarms Ltd. (Israel)	Ordinary shares	CDA	100%	100%	100%
Volta	Ordinary shares	CDA	100%	100%	100%
Backbone	Ordinary shares	CDA	100%	100%	100%
Backbone Argentina	Ordinary shares	ARG	100%	100%	100%
Backbone Paraguay	Ordinary shares	PAR	100%	100%	100%
Backbone Mining	Ordinary shares	USA	100%	100%	100%

Excluding the mineral assets with a carrying amount of $3,000, substantially all of the other assets, liabilities, revenues, expenses and cash flows in the consolidated financial statements are those of Backbone, Backbone Argentina, Backbone Paraguay, Backbone Mining and of Volta. Refer to Note 29 for geographic information of revenues and property, plant and equipment.

NOTE 26: NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of net earnings (loss) per share are as follows:

	Year ended December 31,
	2022	2021
Net income (loss)	(239,050)	22,130
Weighted average number of common shares outstanding - basic	207,776,000	157,652,000
The effect of dilutive potential common shares	—	11,740,000
Weighted average number of common shares outstanding - diluted	207,776,000	169,392,000
Basic (loss) earnings per share	(1.15)	0.14
Diluted (loss) earnings per share	(1.15)	0.13

For the year ended December 31, 2022, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the year ended December 31, 2022, would have totaled approximately 1,748,000.

57	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 27: SHARE-BASED PAYMENT

The share-based payment expense related to stock options and restricted stock units (“RSU”) for employee services received is as follows:

	Year ended December 31,
	2022	2021
Equity-settled share-based payment plans	21,788	22,585

Options

During the year ended December 31, 2022, the Board of Directors approved stock option grants to purchase up to 9,592,000 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021. All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	March 31, 2022	May 19, 2022	June 30, 2022	November 16, 2022	December 27, 2022
Dividend yield (%)	—	—	—	—	—
Expected share price volatility (%)	105%	106%	102%	103%	102%
Risk-free interest rate (%)	2.49%	2.78%	2.99%	4.13%	4.17%
Expected life of stock options (years)	3	3	3	3	3
Share price (CAD)	4.71	2.45	1.50	1.00	0.55
Exercise price (CAD)	4.71	2.45	1.50	1.00	0.55
Fair value of options (USD)	2.40	1.21	0.72	0.46	0.25
Vesting period (years)	1.5	1.5	1.5	1.5	1.5
Number of options granted	120,000	5,382,000	20,000	200,000	3,870,000

Details of the outstanding stock options are as follows:

	Year ended December 31,
	2022		2021
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	12,547,000	4.86	8,100,000	0.72
Granted	9,592,000	1.68	10,775,000	5.91
Exercised	(70,000)	0.41	(6,074,000)	1.27
Forfeited	(205,000)	5.65	(251,000)	3.41
Expired	(60,000)	4.37	(3,000)	0.99
Outstanding, December 31,	21,804,000	3.47	12,547,000	4.86
Exercisable, December 31,	2,306,375	0.46	5,676,000	4.57

The weighted average contractual life of the stock options as of December 31, 2022 was 4.0 years (December 31, 2021: 4.3 years).

58	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 27: SHARE-BASED PAYMENT (Continued)

RSUs

On May 19, 2022, the Board of Directors approved the grant of 200,000 RSUs (during the year December 31, 2021: 200,000 RSUs) to certain members of senior management which vest 25% upfront and an additional 25% every 6 months (during the year ended December 31, 2021: vest ratably, on an annual basis, over a three-year period). The value of the RSUs on the grant date was $1.91 per unit (during the year December 31, 2021: $4.05 per unit).

NOTE 28: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Cost of revenues

	Year ended December 31,
	2022	2021
Energy and infrastructure	56,415	30,195
Depreciation and amortization	72,420	24,476
Purchases of electrical components	1,759	1,973
Electrician salaries and payroll taxes	1,316	1,727
	131,910	58,371

General and administrative expenses

	Year ended December 31,
	2022	2021
Salaries and share based payment	30,040	30,334
Professional services	10,051	6,985
Advertising and promotion	333	174
Insurance, duties and other	9,370	4,920
Travel, motor vehicle and meals	1,152	423
Hosting and telecommunications	560	402
	51,506	43,238

59	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 28: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial (income) expenses

	Year ended December 31,
		2022	2021
Loss on revaluation of warrants		—	19,524
Loss on embedded derivative		—	2,641
Gain on disposition of marketable securities	a	(51,649)	(6,149)
Loss on currency exchange		2,945	647
Interest on credit facility and long-term debt		12,770	1,907
Interest on lease liabilities		1,451	1,513
Warrant issuance costs		—	668
Discount expense on VAT receivable	b	6,750	—
Other financial expenses		173	252
		(27,560)	21,003

a.	Gain on disposition of marketable securities

During the year ended December 31, 2022, the Company continued to fund its expansion in Argentina through the acquisition of marketable securities and in-kind contribution of these securities to the Company’s subsidiary in Argentina. The subsequent disposition of these marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in ARS exceeds the amount of ARS the Company would have received from a direct foreign currency exchange.

b.	Discount expense on VAT receivable

A portion of Argentine VAT is not expected to be settled within the next 12 months, and, therefore, it has been classified as a long-term receivable in Note 14 with the short-term portion being included in sales tax receivable in Note 8. The Company has discounted this VAT receivable to its present value, which is classified within Net financial (income) expenses during the year ended December 31, 2022. Historically, ARS has devalued significantly when compared to USD due to high levels of inflation in Argentina, which may result in the Company recording future foreign exchange losses on its Argentina VAT receivable.

60	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 29: GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company is organized into operating segments based on the products and services of its business units and has one material reportable segment, cryptocurrency mining, which is the operation of server farms that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues by country are as follow:

	Year ended December 31,
	2022	2021
Canada	112,106	153,265
USA	25,095	16,226
Argentina	1,455	—
Paraguay	3,772	—
	142,428	169,491

Property, Plant and Equipment

Property, plant and equipment by country is as follow:

	As of December 31,	As of December 31,
	2022	2021
Canada	142,654	83,402
USA	32,664	51,672
Argentina	31,927	665
Paraguay	12,183	1,111
	219,428	136,850

61	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 30: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOWS

	Year ended December 31,
	2022	2021
Changes in working capital components:
Decrease in trade receivables, net	429	64
Increase in other current assets	(4,563)	(5,082)
Decrease (increase) in long-term deposits	188	(613)
Increase in trade payables and accrued liabilities	94	9,244
Increase (decrease) in taxes payable	(126)	11,777
	(3,978)	15,390
Significant non-cash transactions:
Addition of right-of-use assets, property, plant and equipment and related lease liabilities	11,354	8,682
Purchase of property, plant and equipment financed by short-term credit	1,601	2,802
Extinguishment of warrant liability and long-term debt through share issuance	—	24,322
Issuance of shares in connection with business combination	—	3,676
Equipment prepayments realized as additions to property, plant and equipment	54,135	—
Deferred tax expense related to equity issuance costs	(3,895)	4,287

NOTE 31: SUBSEQUENT EVENTS

At-The-Market Equity Offering Program

During the period from January 1, 2023, to March 20, 2023, the Company issued 14,185,000 common shares in exchange for gross proceeds of $14,611 at an average share price of approximately $1.03. The Company received net proceeds of $14,122 after paying commissions of $490 to the Company’s agent. Refer to Note 21 for further details of the Company’s at-the-market equity offering program.

BlockFi Loan

During February 2023, the Company negotiated a settlement of its loan agreement with BlockFi with a then outstanding debt balance of $20,328 for a payment of $7,750. As a result, a gain on extinguishment of long-term debt will be recognized in the amount of $12,578 in the first quarter of 2023.

Reliz Lease

During February 2023, the Company modified its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $379 for a payment of $118. As a result, a gain on extinguishment of long-term debt will be recognized in the amount of $261 in the first quarter of 2023.

Repayment of Foundry Loans #2, #3 and #4

During January 2023, the principal amount of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date without prepayment penalty for $829.

Disposition of Miners

During the period from January 1, 2023, to March 20, 2023, the Company sold 409 Bitmain S19 XP Miners for proceeds of $1,740 resulting in a loss on disposition of $556.

62	Page